Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO

OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

In computing the ratio of earnings to fixed charges: (1) earnings have been based on income from continuing operations before income taxes, fixed charges (exclusive of interest capitalized), and distributed income of equity investees and (2) fixed charges consist of interest and amortization of debt discounts and fees expense (including amounts capitalized), the estimated interest portion of rents, and dividends on our convertible perpetual preferred stock.

	Year Ended December 31,
	2006	2005	2004	2003	2002
	(In Millions)
COMPUTATION OF FIXED CHARGES:

Interest Expensed and Capitalized in Continuing Operations, Including Amortization of Debt Discounts and Fees	$ 335.1	$ 337.5	$ 309.8	$ 269.3	$ 251.0

Interest Expensed and Capitalized in Discontinued Operations, Including Amortization of Debt Discounts and Fees	2.6	5.1	4.3	4.8	5.9

Interest Element of Rentals (1)	56.3	57.5	61.3	64.4	64.2

Total Fixed Charges	394.0	400.1	375.4	338.5	321.1

Dividend Requirements on Convertible Perpetual Preferred Stock (2)	24.0	–	–	–	–

Total Combined Fixed Charges and Preferred Stock Dividends	$ 418.0	$ 400.1	$ 375.4	$ 338.5	$ 321.1

COMPUTATION OF EARNINGS:

Pre-tax (loss) income from continuing operations before adjustments for minority interests in earnings of consolidated affiliates or equity in net income of nonconsolidated affiliates	$ (486.9)	$ (272.6)	$ 47.8	$ (375.8)	$ (288.7)

Fixed Charges	394.0	400.1	375.4	338.5	321.1

Distributed income of equity investees	14.1	22.5	17.0	8.6	17.6

Interest Capitalized	–	–	(8.4)	(5.1)	(0.7)

Total Earnings	$ (78.8)	$ 150.0	$ 431.8	$ (33.8)	$ 49.3

RATIO OF EARNINGS TO FIXED CHARGES	*	*	1.15	*	*

RATIO OF EARNINGS TO COMBINED FIXED
CHARGES AND PREFERRED STOCK DIVIDENDS	**	**	1.15	**	**

(1)	Management has determined the interest component of rent expense to be 33%.

(2)	Grossed up to pre-tax based on 7.4% effective tax rate.

*

For the years ended December 31, 2006, 2005, 2003, and 2002, the Company had an earnings-to-fixed charges coverage deficiency of approximately $472.8 million, $250.1 million, $372.3 million, and $271.8 million, respectively.

**

For the years ended December 31, 2006, 2005, 2003, and 2002, the Company had an earnings-to-combined fixed charges and preferred stock dividends coverage deficiency of approximately $496.8 million, $250.1 million, $372.3 million, and $271.8 million, respectively.